ALSTON&BIRD LLP

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Atlanta, Georgia 30309-3424

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www.alston.com

Dennis O. Garris	Direct Dial: 202-756-3452	E-mail: dgarris@alston.com

Ohio

Application to Waive

into DC Pending

November 2, 2005

VIA OVERNIGHT DELIVERY AND EDGAR

Jeffrey B. Werbitt

Attorney Advisor

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	CoolSavings, Inc. Schedule 13E-3 filed by Landmark Communications, Inc. File No. 5-61045 Filed September 29, 2005

Dear Mr. Werbitt:

On behalf of Landmark Communications, Inc., Landmark NV-C Ventures Group, Inc. and Landmark Ventures VII, LLC (collectively, “Landmark”), we transmit for filing Landmark’s responses to the Staff’s letter of comment dated October 24, 2005. For your convenience, the comments contained in that letter are reprinted below in italics. Unless otherwise indicated, all page references are to the Schedule 13E-3 (File No. 5-61045). Concurrently, Landmark has filed an amendment to the Schedule 13E-3 reflecting the changes made in the disclosure in response to the Staff’s comments.

Schedule 13E-3

General

1.	Please advise as to whether the “acquisition subsidiary” will be identified as a filing person on the Schedule 13E-3. In this regard, each filing person on the schedule must comply with the filing, disclosure and dissemination requirements of Rule 13e-3.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

Jeffrey B. Werbitt

November 2, 2005

Response:

The Schedule 13E-3 has been revised to identify the “acquisition subsidiary” as a filing person on the Schedule 13E-3, and each filing person on the schedule will comply with the filing, disclosure and dissemination requirements of Rule 13e-3.

2.	We note that on September 13, 2005, Landmark, Ventures Group and Ventures VII designated and elected five additional directors to the board of CoolSavings which caused the Landmark directors to constitute a majority of the directors of CoolSavings. It appears that Landmark had the right to designate a majority of the board pursuant to agreements entered into in connection with its 2001 investment. What consideration was given to the requirements of Rule 14f-1 with regard to the September 2005 designation and election of a majority of the board?

Response:

Prior to Landmark’s designation of the additional five directors on September 13, 2005, consideration was given to the requirements of Rule 14f-1. We believe the decision to designate additional directors did not trigger the application of Rule 14f-1 because that decision was not “pursuant to any arrangement or understanding with the person or persons acquiring securities in a transaction subject to section 13(d) or 14(d).” Landmark has had the right to designate a majority of the board of CoolSavings since November 12, 2001 per the Certificate of Incorporation of CoolSavings. Until September 13, 2005, the Landmark designated directors were Michael W. Alston, Joseph G. Fiveash, III, Guy R. Friddell, III and Karl B. Quist, representing four of the 12 directors of CoolSavings. This right was originally disclosed by CoolSavings in its Quarterly Report on Form 10-Q for the period ended September 30, 2001 filed November 14, 2001 and by Landmark in its first amendment to its Schedule 13D filed November 30, 2001 and has been continuously disclosed in CoolSavings’ public disclosures and Landmark’s beneficial ownership reports. For this reason, Landmark’s right to appoint a majority of directors was not part of any “arrangement or understanding” with respect to Landmark’s intended purchase of securities from Messrs. Rogel and Lamle nor with respect to the purchase of the Golden shares. The purchase of the securities from Messrs. Rogel and Lamle enables Landmark to conduct a short-form merger, but does not affect Landmark’s pre-existing right to designate a majority of the board of CoolSavings.

Additionally, Rule 14f-1 is triggered only when “the persons so elected or designated will constitute a majority of the directors of the issuer”. The five additional directors appointed by Landmark on September 13, 2005 represented only five of the then 17 directors of CoolSavings, and therefore, those five persons

Jeffrey B. Werbitt

November 2, 2005

so designated did not by themselves constitute a majority of the directors of CoolSavings. Only when combined with the four directors previously designated by Landmark prior to September 13, 2005 did the directors designated by Landmark constitute a majority of the directors of CoolSavings.

Finally, we do not believe that the rule was intended to apply to Landmark’s designation of additional directors. We understand that the rule is intended to alert stockholders that a change in board control has occurred and was part of a transaction that would not otherwise trigger immediate dissemination of disclosure concerning the new directors. Here, CoolSavings is going private and will not continue as a public reporting company. The stockholders of CoolSavings have had full and continuous disclosure of Landmark’s control of CoolSavings and Landmark’s right to designate additional directors. As part of the going-private transaction, CoolSavings stockholders will receive full disclosure regarding the transaction, the consideration they will receive in the transaction and the fact that they will no longer remain stockholders in a public company.

3.	Further, in this regard, what consideration was given to whether CoolSavings is engaged in the transaction? We note that Landmark currently controls the board and, accordingly, the actions of the company.

Response:

Although a majority of the directors of CoolSavings consist of directors designated by Landmark, the CoolSavings board of directors did not take any action with respect to determining the price to be paid to the unaffiliated public stockholders, conducting the fairness analysis or otherwise approving the proposed going private transaction. Upon consummation of the acquisition of the shares of common stock and Series C convertible preferred stock of CoolSavings (“Series C Stock”) held by Messrs. Rogel and Lamle by Landmark, Landmark will own at least 90% of each class of outstanding capital stock of CoolSavings and, at that point, Landmark will have the ability to effect a short-form merger pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) without obtaining the approval of the board of directors or stockholders of CoolSavings.

As you know, the Schedule 13E-3 must be filed by the issuer or an affiliate only where that party is “engaged” in the going private transaction. Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981) addresses the Schedule 13E-3 filing requirement to both the issuer and its affiliate when both are “engaging in the Rule 13e-3 transaction.” Illustrations 1 and 2 to Answer No. 5 of Exchange Act Release No. 34-17719 determined that an issuer engaging in a long-form merger transaction is engaging in a Rule 13e-3 transaction but an issuer

Jeffrey B. Werbitt

November 2, 2005

subject to a cash tender offer is not engaging in a Rule 13e-3 transaction. We understand that the Staff takes a different position when, in a cash tender offer, the target recommends in favor of the offer or where the target has signed a business combination agreement with the affiliated offeror. The cash tender offer scenario in which the issuer’s board makes no recommendation to its stockholders with respect to the offer is more akin to Landmark’s proposed transaction because the going private transaction can be consummated without any action by the CoolSavings’ board. Additionally, the board of CoolSavings will not make any recommendation with respect to the going private transaction nor are they required to make a recommendation.

Further, although Landmark does have the ability to designate a majority of the directors of CoolSavings and has done so, all of the CoolSavings directors continue to have a fiduciary duty to all of the stockholders of CoolSavings under state law.

Exhibit (a)

Summary Term Sheet, page 1

Fairness of the Going Private Transaction, page 5

4.	We note that you “recently negotiated arm’s-length purchases from two directors of CoolSavings and a founder and former chief executive officer of CoolSavings.” Please advise of the basis for your belief that these negotiations were conducted at arm’s length due to the related party nature of the transaction. In this regard, it appears that the characterization of your transactions with Messrs. Golden, Rogel and Lamle, as being conducted at arm’s-length may be inappropriate. In addition, we note that you acquired shares from another shareholder in May 2005 for the same price. Did this acquisition factor in your determination?

Response:

Although Mr. Golden is the founder and former chief executive officer of CoolSavings, he is not affiliated with Landmark and Landmark exercises no control over him. Similarly, although Messrs. Rogel and Lamle are directors of CoolSavings, they are not otherwise affiliated with Landmark and Landmark exercises no control over them. Further, Messrs. Rogel and Lamle are not Landmark designated directors. None of Messrs. Golden, Rogel and Lamle will have an ongoing relationship with CoolSavings or Landmark following the closing of the proposed going private transaction. As a result, Messrs. Golden, Rogel and Lamle are unaffiliated third parties from Landmark and negotiated arm’s-length sales of their shares of CoolSavings stock to Landmark.

Jeffrey B. Werbitt

November 2, 2005

Due to their ownership of 95.1% of the Series C Stock, Messrs. Rogel and Lamle had the ability to block Landmark from obtaining the requisite 90% ownership of the Series C Stock necessary to complete the short-form merger. Given their securities ownership and their position as directors of CoolSavings, Messrs. Rogel and Lamle had significant leverage to negotiate for the sale of their securities and were in a position to negotiate the highest price for their securities. Additionally, Landmark has no intention of consummating the proposed going private transaction other than as proposed in the Schedule 13E-3.

Landmark acquired Mr. Golden’s shares on May 17, 2005 for the same price that Messrs. Rogel and Lamle have agreed to sell their shares of CoolSavings stock to Landmark. This price did factor into Landmark’s determination because it was negotiated with Mr. Golden at arm’s-length and was the maximum price that Landmark was willing to pay for Mr. Golden’s shares.

For More Information, page 8

5.	Please revise to disclose that the Securities and Exchange Commission is now located at 100 F Street, N.E., Washington, DC, 20549.

Response:

The Schedule 13E-3 has been revised to disclose that the Securities and Exchange Commission is now located at 100 F Street, N.E., Washington, DC, 20549.

Special factors, p. 9

General

6.	The special factors section should include that information required by Items 7, 8 and 9 of Schedule 13E-3 in the front of the document. In this regard, we note the inclusion of selected financial data in this section precedes this information. Please revise.

Response:

The special factors section of the Schedule 13E-3 has been revised to include the information required by Items 7, 8 and 9 of Schedule 13E-3 in the front of the document.

Purposes, Alternatives, Reasons and Effects of the Going Private Transaction, page 9

7.	We note that you determined to effect the going private transaction as promptly as practicable after acquiring greater than 90% of the shares of CoolSavings in

Jeffrey B. Werbitt

November 2, 2005

order to immediately realize the benefits of taking the company private. However, the acquisition of greater than 90% is the first step of the going private transaction. Accordingly, please expand to clarify why you determined to exercise your ability to control the company and to acquire the shares which will allow you to reach 90% and effect the short-form merger at this time.

Response:

The Schedule 13E-3 has been revised to reflect that Landmark will effect the “short-form merger” (rather than the “going private transaction”) as promptly as practicable after acquiring at least 90% of the shares of CoolSavings in order to immediately realize the benefits of taking the company private.

8.	Further, we note from the July 30, 2001 letter agreement signed by Landmark and Ventures that they agreed, in certain circumstances, not to take the company private prior to July 30, 2005. Did you consider this provision of the letter agreement in determining to take CoolSavings private at this time?

Response:

Under the July 30, 2001 letter agreement signed by Landmark and Ventures, they agreed, in certain circumstances, not to take the company private prior to the earlier of July 30, 2005 or two years after Landmark first owned 51% of the common stock of CoolSavings (on an as converted basis). Landmark acquired 51% of the common stock of CoolSavings (on an as converted basis) on November 12, 2001 so this restriction expired on November 12, 2003 and was not considered in determining to take CoolSavings private at this time. CoolSavings initially disclosed the expiration of this restriction in its Quarterly Report on Form 10-Q for the period ended September 30, 2003 filed November 10, 2003.

Certain Federal Income Tax Consequences of the Going Private Transaction, page 13

9.	Please revise the heading of this section to clarify that the discussion summarizes the material tax consequences, rather than “certain” tax consequences. Also, in light of the fact that security holders are entitled to rely on your disclosure of the material federal tax consequences of this offer, you should revise your disclosure here and throughout your filing to clarify that you have disclosed all material federal tax consequences and to eliminate any references to your discussion of the federal tax consequences of the offer as a “general summary.” You should also eliminate any disclaimers urging option holders to consult their own tax advisors regarding the federal tax consequences of this offer.

Response:

Jeffrey B. Werbitt

November 2, 2005

The heading of this section of the Schedule 13E-3 has been revised to clarify that the discussion summarizes the material tax consequences, rather than “certain” tax consequences. Also, Landmark’s disclosure throughout the Schedule 13E-3 has been revised to clarify that Landmark has disclosed all material federal tax consequences and to eliminate any references to Landmark’s discussion of the federal tax consequences of the offer as a “general summary.”

We note the Staff’s comment regarding the disclosure urging option holders to consult their own tax advisors. It is unclear what the Staff intended by this comment, as there is no disclosure in the Schedule 13E-3 urging option holders to consult their own tax advisors. If the Staff’s comment was meant to address stockholders generally, we respectfully disagree with the Staff that such disclosure is inappropriate. We believe that, given the differences of tax status among individuals, it is important for investors to consult with their own tax advisors. We are familiar with many transactions using the same type of cautionary disclosure and we believe that it is appropriate disclosure.

Fairness of the Going Private Transaction, page 14

Fairness, page 14

10.	Clearly identify who determined the consideration of $0.80 to be paid to Messrs. Rogel and Lamle and the unaffiliated security holders in this transaction. Also, disclose the criteria used to determine the ultimate consideration, including an explanation how the board derived the premium over the referenced valuation techniques discussed on pages 15 and 16.

Response:

The Schedule 13E-3 has been revised to clearly identify who determined the consideration to be paid to Messrs. Rogel and Lamle and the unaffiliated public stockholders. However, please note that the $0.80 per share that is being paid to Messrs. Rogel and Lamle is the result of arm’s-length negotiations with them and the amount they required Landmark to pay for their securities, not Landmark’s valuation analysis. During Landmark’s negotiations with Messrs. Rogel and Lamle, Landmark’s management performed a fairness analysis and determined that the $0.80 per share price would be a fair price to pay the stockholders who will be cashed out through the short-form merger. A specific premium was not placed on top of the numbers in Landmark’s valuation analysis because Landmark was committed to paying the unaffiliated public stockholders in the merger as much as Landmark is going to pay Messrs. Rogel and Lamle, who were already receiving a substantial premium above the market price and more than the highest per share amounts determined in Landmark’s valuation analysis.

Jeffrey B. Werbitt

November 2, 2005

Factors considered in determining fairness, page 15.

11.	It is unclear whether the board considered the going concern value as a factor in determining fairness of the transaction to the unaffiliated security holders. As you know, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. Revise the discussion of the board’s fairness determination to address the going concern value of CoolSavings or explain why your board did not consider this valuation technique. See Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719.

Response:

The discussion of the board’s fairness determination has been revised to make clear that the discounted cash flow analysis is an analysis of the going concern value of CoolSavings.

12.	For each bullet point and valuation method that follows please disclose the basis for deriving the valuations, including the calculations performed, and explain how they impact or relate to the determination that the transaction is fair. In this regard, you should disclose the underlying basis of why you believe that the “material factors” support the board’s determination as to fairness. To the extent that these factors contain calculations, explain how they were derived and what each of the calculations in the analysis mean. For example, how did the board determine the fair value range of $0.64 to $0.71 per share under the discounted cash flow analysis? What does the discounted cash flow illustrate? Did the board rely on the analysis of management? Is this range based on certain assumptions or projections? Further, you should list the comparable companies used in your “Comparison of Trading Prices to Comparable Public Companies” analyses and disclose the criteria used to select these companies.

Response:

Each valuation method included in “Factors considered in determining fairness” on page 15 has been revised to disclose the basis for deriving the valuations, including the calculations performed, and explain how they impact or relate to the determination that the transaction is fair. In addition, the Schedule 13E-3 has been revised to list the comparable companies used in Landmark’s “Comparison of Trading Prices to Comparable Public Companies” analyses and disclose the criteria used to select these companies.

13.	We refer you to the immediately preceding comment. You must disclose the projections and underlying assumptions given to the board by your management

Jeffrey B. Werbitt

November 2, 2005

and used to formulate the board’s fairness determination. For example, we note your reference to management projections on page 17.

Response:

The Schedule 13E-3 has been revised to disclose the information given to the board by Landmark’s management and used to formulate the board’s fairness determination.

14.	We note that you include “negotiations between Landmark and the stockholders who are party to the Stock Purchase Agreement” and a “Previous Purchase” as factors considered in determining fairness. In view of the fact that the $.80 per share purchase price agreed to by Messrs. Rogel and Lamle was negotiated in connection with the short-form merger and is part of this going private transaction, disclose the basis for your belief that this is an appropriate factor in determining the fairness. Isn’t the $.80 purchase price agreed upon by Messrs. Rogel and Lamle a portion of the transaction in which your board is evaluating as to fairness?

Response:

For the reasons we discussed in Landmark’s response to Comment 4 above, Landmark believes the negotiations with Messrs. Rogel and Lamle were conducted at arm’s-length. Messrs. Rogel and Lamle, as directors of CoolSavings and unaffiliated with Landmark, were in the unique position to negotiate the best price for their securities given their knowledge of CoolSavings. Landmark believes that the price resulting from arm’s-length negotiations with stockholders such as Messrs. Rogel and Lamle is important in determining the fairness of the price offered in the going private transaction overall and was just one factor Landmark considered in that regard.

Additionally, the price to be paid to Messrs. Rogel and Lamle is the same price paid for the acquisition of Mr. Golden’s shares and that acquisition also was negotiated at arm’s-length and was not in connection with the going private transaction. Mr. Golden, given that he is the founder and former chief executive officer of CoolSavings and is not affiliated with Landmark, was also in a position to negotiate the best price for his securities.

Procedural Fairness, page 17

15.

Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c), (d), (e) and (f) of Regulation M-A. Your discussion of each of these items focuses on the impracticality of using these safeguards rather than why the transaction is

Jeffrey B. Werbitt

November 2, 2005

procedurally fair to unaffiliated shareholders in their absence. Please refer to Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

Response:

Landmark’s disclosure with respect to “Procedural fairness” has been revised to reflect Landmark’s belief that despite the absence of the safeguards identified in Item 1014(c), (d), (e) and (f) of Regulation M-A, the transaction is procedurally fair to unaffiliated stockholders.

16.	Please expand to clarify why you believe that the costs of engaging an unaffiliated representative to act on behalf of the public stockholders or the costs of obtaining the approval of CoolSavings’ board would outweigh any benefits.

Response:

Under the Delaware short-form merger statute (Section 253 of the DGCL), an owner of at least 90% of each class of stock may effect a short-form merger without any action by the board of directors or stockholders of the target. The statute gives the minority stockholders the right to demand the Delaware Court of Chancery to appraise/determine the fair value of their shares if they disagree with the price being paid under the terms of the short-form merger. If a special committee of the board of the target had been formed or an unaffiliated representative appointed, it would have been inserting itself in a process for which it had no statutory role, and Landmark believes it would have cost several hundred thousand dollars (in fairness opinions, legal costs and other costs) to hypothetically determine the amount that would be paid in an arm’s-length transaction. Landmark believed it was unnecessary to have CoolSavings incur this cost when Landmark had actual arm’s-length purchases from several large, sophisticated, unaffiliated and uniquely positioned stockholders (Messrs. Golden, Rogel and Lamle) that Landmark believes support its valuation analysis.

Certain negative considerations, page 18

17.	We refer you to the “Certain negative considerations” discussed on page 18. Please revise to ensure that you include a reasonably thorough discussion of the detriments of this transaction. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of this transaction is that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by your board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing.

Jeffrey B. Werbitt

November 2, 2005

Response:

The Schedule 13E-3 has been revised to include a reasonably thorough discussion of the detriments of this transaction. With respect to your example, we have modified the first bullet of this section, which was intended to convey the same type of information.

Recent purchases of shares of CoolSavings stock by Landmark, page 19

18.	Expand to clarify why the parties broke off negotiations in June of 2005. Further, supplementally advise us as to when Landmark determined to acquire the additional shares and take the company private.

Response:

The Schedule 13E-3 has been revised to clarify why the parties broke off negotiations in June of 2005. During the course of its negotiations with Messrs. Rogel and Lamle in June and July of 2005, Landmark’s management considered the benefits of also buying out all of the remaining stockholders. Once Landmark’s management reached agreement in principle with Messrs. Lamle and Rogel to purchase their shares (which occurred in early September 2005), Landmark’s management proposed to Landmark’s executive committee that Landmark consummate both the negotiated purchase and the short-form merger, and such approval was given on September 9, 2005.

19.	Expand the discussion of the Golden acquisition to state who initiated discussions.

Response:

The Schedule 13E-3 has been revised to expand the discussion of the Golden acquisition to state who initiated discussions.

Past Contacts, Transactions, Negotiations and Agreements, page 27

20.	Provide a reasonably detailed discussion of all material events that led to and culminated with the Landmark’s decision to undertake this transaction. All material contacts, negotiations and agreements must be described. See Item 1005 of Regulation M-A. Identify the person(s) who initiated and participated in the process, and describe the context and nature of each material action.

Response:

Jeffrey B. Werbitt

November 2, 2005

Subject to the revisions to the Schedule 13E-3 made in connection with Landmark’s responses to questions 18 and 19 above and 21 below, Landmark believes it has described all material events in reasonable detail that led to and culminated with the Landmark’s decision to undertake this transaction. The negotiated stock purchase from Messrs. Rogel and Lamle is a straight forward stock purchase and was a rather simple and small transaction for these parties given their level of sophistication.

21.	See the comment above. Expand this section to provide more detail regarding the contacts and negotiations surrounding Landmark’s decision to acquire sufficient shares to control over 90% of the shares of CoolSavings, including its acquisition of shares from Messrs. Golden, Lamle and Rogel and its decision to designate and elect additional members of the board. For example, clarify why the parties broke off negotiations in June 2005 and resumed them in August 2005.

Response:

The Schedule 13E-3 has been revised to provide more detail regarding the contacts and negotiations surrounding Landmark’s decision to acquire sufficient shares to control at least 90% of the shares of CoolSavings, although Landmark believes the initial draft was complete in all material respects.

In connection with responding to your comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey B. Werbitt

November 2, 2005

If you have any questions, please do not hesitate to contact me at (202) 756-3452.

Very truly yours,

/s/ Dennis O. Garris
Dennis O. Garris

BED:ams

Enclosure: Amended Schedule 13E-3

cc:	Guy R. Friddell, III, Executive Vice President and General Counsel, Landmark Communications, Inc. Thomas C. Inglima, Willcox & Savage, P.C. Bryan E. Davis, Alston & Bird LLP